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EXHIBIT 3.8

                             WANG LABORATORIES, INC.

                                     BY-LAWS

                                 AMENDMENT NO. 2



         Pursuant to a vote of the Board of Directors of Wang Laboratories, Inc. (the "Corporation") on March 24, 1999, to amend the By-Laws of the Corporation as follows:

         To amend Article II, Section 4, Advance Notice, by deleting the third paragraph in its entirety and replacing it as follows:

         To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than forty-five (45) days nor more than sixty (60) days prior to the date on which the Corporation first mailed its proxy materials for the prior year's annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after the anniversary of the prior year's annual meeting, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth
         (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.